Exhibit 4.3
DESCRIPTION OF CAPITAL STOCK
General
The following description of the capital stock of DoorDash, Inc. (“us,” “our,” “we,” or the “Company”) is a summary. We have adopted a Restated Certificate of Incorporation (our “Charter”) and Amended and Restated Bylaws (our “Bylaws”), and this description summarizes the provisions that are included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this Exhibit 4.3, you should refer to our Charter, Bylaws, and our Seventh Amended and Restated Investors’ Rights Agreement, dated June 17, 2020 (the “IRA”), each previously filed with the Securities and Exchange Commission (the “SEC”) and incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.3 is a part, and to the applicable provisions of Delaware law. Our authorized capital stock consists of 8,800,000,000 shares of capital stock, $0.00001 par value per share, of which:
•6,000,000,000 shares are designated as Class A common stock;
•200,000,000 shares are designated as Class B common stock;
•2,000,000,000 shares are designated as Class C common stock; and
•600,000,000 shares are designated as preferred stock.
Pursuant to our Charter, our board of directors (our “Board”) has the authority, without stockholder approval except as required by the listing standards of the Nasdaq Stock Market LLC ("Nasdaq"), to issue additional shares of our Class A common stock and Class C common stock. Until the date on which the final conversion of all outstanding shares of Class B common stock pursuant to the terms of our Charter occurs (the “Final Conversion Date”), any issuance of additional shares of Class B common stock requires the approval of the holders of at least two-thirds of the outstanding shares of Class B common stock voting as a separate class, subject to limited exceptions.
Common Stock
We have three classes of authorized common stock, Class A common stock, Class B common stock, and Class C common stock. The rights of the holders of Class A common stock, Class B common stock, and Class C common stock are identical, except with respect to voting and conversion.
Dividend Rights
Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our Board, in its discretion, determines to issue dividends and then only at the times and in the amounts that our Board may determine.
Voting Rights
Holders of our Class A common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, holders of our Class B common stock are entitled to 20 votes for each share held on all matters submitted to a vote of stockholders, and holders of our Class C common stock are not entitled to vote on any matter that is submitted to a vote of stockholders, except as otherwise required by law. The holders of our Class A common stock and Class B common stock vote together as a single class, unless otherwise required by law. Under our Charter, approval of the holders of at least a majority of the outstanding shares of our Class B common stock voting as a separate class is required to increase the number of authorized shares of our Class B common stock. In addition, Delaware law could require either holders of our Class A common stock, our Class B common stock, or our Class C common stock to vote separately as a single class in the following circumstances:
•if we were to seek to amend our Charter to increase or decrease the par value of a class of stock, then that class would be required to vote separately to approve the proposed amendment; and
•if we were to seek to amend our Charter in a manner that alters or changes the powers, preferences or special rights of a class of stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.
Until the Final Conversion Date, approval of at least two-thirds of the outstanding shares of our Class B common stock voting as a separate class will be required to amend or modify any provision of the Charter inconsistent with, or otherwise alter, any provision of the Charter to modify the voting, conversion, or other rights, powers, preferences, privileges, or restrictions of our Class B common stock.
Our Charter provides for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms. Stockholders do not have the ability to cumulate votes for the election of directors. In an election for directors that is not a “contested election,” as defined in our Bylaws, directors will be elected by a majority of the voting power cast in the election of directors. Abstentions and broker non-votes will not be considered votes cast. In a contested election, directors will be elected by a plurality of the votes cast.
No Preemptive or Similar Rights
Our common stock is not entitled to preemptive rights, and is not subject to conversion (except as otherwise noted herein), redemption, or sinking fund provisions.
Right to Receive Liquidation Distributions
If we become subject to a liquidation, dissolution, or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Conversion of Class B Common Stock
Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. Shares of Class B common stock will automatically convert into shares of Class A common stock upon sale or transfer except for certain transfers described in our Charter, including estate planning or other transfers among Tony Xu, our co-founder, Chief Executive Officer, and Chair of our Board, Andy Fang, our co-founder, Head of LaunchPad, and a member of our Board, and

Stanley Tang, our co-founder, Head of DoorDash Labs, and a member of our Board (together, our “Co-Founders”), and their family members, in each case, where exclusive voting control with respect to the shares of Class B common stock are retained by or granted to Mr. Xu.
Each share of Class B common stock will convert automatically into one share of Class A common stock upon (i) the date fixed by our Board that is no less than 61 days and no more than 180 days following the first date on which the number of shares of our capital stock, including any Class A common stock, Class B common stock, Class C common stock, and any shares of capital stock underlying any securities or other convertible instruments, held by Mr. Xu and his permitted entities and permitted transferees is less than 35% of the Class B common stock held by Mr. Xu and his permitted entities as of the effective date of our Charter; (ii) 12 months after the death or permanent and total disability of Mr. Xu, during which 12-month period the shares of our Class B common stock shall be voted as directed by a person designated by Mr. Xu and approved by our Board (or if there is no such person, then our secretary then in office); (iii) the date fixed by our Board that is no less than 61 days and no more than 180 days following the date on which Mr. Xu is terminated for “cause for termination” (as defined in our Charter); or (iv) the date fixed by our Board that is no less than 61 days and no more than 180 days following the date upon which (A) Mr. Xu is no longer providing services to us as an officer, employee, or consultant and (B) Mr. Xu is no longer a member of our Board, either as a result of Mr. Xu’s voluntary resignation or as a result of a request or agreement by Mr. Xu not to be renominated as a member of our Board at a meeting of our stockholders.
Conversion of Class C Common Stock
After the conversion or exchange of all outstanding shares of our Class B common stock into shares of Class A common stock, all outstanding shares of Class C common stock will convert automatically into Class A common stock, on a share-for-share basis, on the date or time specified by the holders of a majority of the outstanding shares of Class A common stock, voting as a separate class.
Preferred Stock
Pursuant to our Charter, our Board has the authority, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case, without further vote or action by our stockholders. Our Board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.
Voting Agreement
Our Co-Founders have entered into a voting agreement and irrevocable proxy (the “Voting Agreement”), whereby the proxyholder, Mr. Xu, has the authority (and irrevocable proxy) to direct the vote and vote the shares of Class B common stock held by Messrs. Fang and Tang, and their respective permitted entities and permitted transferees, at his discretion on all matters to be voted upon by stockholders. We are not a party to the Voting Agreement.
Shares subject to the Voting Agreement will no longer be subject to the provisions of the Voting Agreement if Mr. Fang or Mr. Tang, as applicable, sells, transfers, assigns, pledges, or otherwise disposes of or encumbers the shares subject to the Voting Agreement, except for permitted transfers under our Charter. The Voting Agreement will terminate upon the earliest to occur of (i) our liquidation or dissolution, (ii) the express written consent of the proxyholder, (iii) the date on which the Final Conversion Date shall occur, and (iv) the date on which Mr. Fang or Mr. Tang, and any of their respective permitted entities and permitted transferees, ceases to own any of the securities subject to the Voting Agreement.
Registration Rights
Certain holders of our Class A common stock are entitled to rights with respect to the registration of their shares under the Securities Act of 1933, as amended (the “Securities Act”). These registration rights are contained in our IRA. We and certain holders of our capital stock are parties to the IRA. The registration rights set forth in the IRA and described below will expire (i) five years following the completion of our initial public offering, (ii) with respect to any particular stockholder, when such stockholder is able to sell all of its shares pursuant to Rule 144(b)(1)(i) of the Securities Act or holds one percent or less of our outstanding common stock and all shares registrable under the IRA held by such stockholder can be sold during any 90-day period in compliance with Rule 144, or (iii) after the consummation of a “liquidation event,” as defined in our Charter. We will pay the registration expenses (other than underwriting discounts and commissions) of the holders of the shares registered pursuant to the registrations described below. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include.
Demand Registration Rights
Certain holders of shares of our Class A common stock are entitled to certain demand registration rights. The holders of at least 50% of the shares registrable under the IRA can request that we register the offer and sale of their shares so long as the registration request covers securities with an anticipated aggregate offering price of at least $15,000,000. We are obligated to effect only two such registrations. If we determine that it would be seriously detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days. Additionally, we will not be required to effect a demand registration during the period beginning 60 days prior to our good faith estimate of the date of the filing of, and ending on a date 180 days following the effectiveness of, a registration statement relating to the public offering of our common stock.
Piggyback Registration Rights
If we propose to register the offer and sale of any of our common stock or other securities under the Securities Act in connection with the public offering of such securities, certain holders of shares of our Class A common stock will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (i) a demand registration, (ii) a registration related to any employee benefit plan or a corporate reorganization or other transaction covered by Rule 145 promulgated under the Securities Act, (iii) a registration on any registration form which does not include substantially the same information as would be required to be included in a registration statement covering the sale of the shares, or (iv) a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to cause the Company to use its commercially reasonable efforts to include their shares in the registration.
S-3 Registration Rights
Certain holders of shares of our Class A common stock are entitled to certain Form S-3 registration rights. The holders of at least 30% of these shares may make a written request that we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 and so long as the request covers securities with an anticipated aggregate public offering price of at least $5,000,000, net of any underwriters’ discounts or commissions. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected two such registrations within the 12-month period preceding the date of the request. Additionally, if we determine that it would be seriously detrimental to us and our stockholders to effect such a registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days.
Anti-Takeover Provisions
Certain provisions of Delaware law, our Charter, and our Bylaws, which are summarized below, may have the effect of delaying, deferring, or discouraging another person from acquiring control of us. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our Board. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.
Delaware Law
We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:
•the business combination or transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the time that the stockholder became an interested stockholder;
•upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.
In general, Section 203 defines a “business combination” to include mergers, asset sales, and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring, or preventing changes in control of our company.
Charter and Bylaws Provisions
Our Charter and our Bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our Board or management team, including the following:
Multi-Class Stock
As described above in “—Common Stock—Voting Rights,” our Charter provides for a multi-class common stock structure, as a result of which our holders of Class B common stock, our Co-Founders and their respective permitted entities and permitted transferees, are entitled to 20 votes for each share held on all matters submitted to a vote of stockholders. Our Co-Founders have also entered into the Voting Agreement, whereby Mr. Xu has the authority (and irrevocable proxy) to direct the vote and vote the shares of Class B common stock held by Messrs. Fang and Tang, and their respective permitted entities and permitted transferees, at his discretion on all matters to be voted upon by stockholders. As a result, Mr. Xu will be able to determine or significantly influence any action requiring the approval of our stockholders, including the election of our Board, the adoption of amendments to our Charter and Bylaws, and the approval of any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction.
Separate Class B Vote for Certain Transactions
Until the Final Conversion Date, our Class B common stock will have the right to vote as a separate class on amendments to our Charter that affect the rights of our Class B common stock. See the section “—Common Stock—Voting Rights.”
Board Vacancies
Our Charter and Bylaws authorize only our Board to fill vacant directorships, including newly created seats, except, until the first date on which the outstanding shares of our Class B common stock represent less than a majority of the total combined voting power of our then outstanding shares (the “Voting Threshold Date”), if a director receives less than a majority of the votes cast at any non-contested election of directors, such director must resign within 15 days or such director may be removed by the stockholders acting by written consent and without such action being first approved or recommended by our Board. In such circumstances, the stockholders may also fill the vacancy resulting from such resignation or removal or the vacancy must remain until the next annual meeting of stockholders. In addition, the number of directors constituting our Board is permitted to be set only by a resolution adopted by a majority vote of our entire Board. These provisions would prevent a stockholder from increasing the size of our Board and then gaining control of our Board by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our Board and promotes continuity of management.
Stockholder Action; Special Meeting of Stockholders
Our Charter provides that until the Voting Threshold Date, our stockholders may only take action by written consent if such action is first recommended or approved by our Board, except as set forth above in the section titled “—Board Vacancies.” After the Voting Threshold Date, our stockholders will not be able to take action by written consent for any matter and will only be able to take action at annual or special meetings. As a result, a holder controlling a majority of the voting power of our capital stock would not be able to amend our Bylaws or remove directors without holding a meeting of our stockholders called in accordance with our Bylaws, or until the Voting Threshold Date, unless previously approved by our Board, except as set forth above in the section titled “—Board Vacancies.” Our Bylaws further provide that special meetings of our stockholders, other than as required by statute, may be called only by a majority of our Board, the chairperson of our Board, or our Chief Executive Officer, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of the voting power of our capital stock to take any action, including the removal of directors.
Advance Notice Requirements for Stockholder Proposals and Director Nominations
Our Bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our Bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
No Cumulative Voting
The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our Charter does not provide for cumulative voting.
Amendment of Charter and Bylaws Provisions
Any amendment to our Charter requires the approval of the holders of at least a majority of the voting power of the outstanding shares of our voting stock, voting as a single class. Our Charter and Bylaws provide that the approval of the holders of at least a majority of the voting power of the outstanding shares of our voting securities, voting as a single class, is required for stockholders to amend or adopt any provision of our Bylaws.

Issuance of Undesignated Preferred Stock
Our Board has the authority, without further action by our stockholders, to issue up to 600,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our Board. The existence of authorized but unissued shares of preferred stock would enable our Board to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.
Exclusive Forum
Our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, stockholder, officers, or other employees to us or our stockholders, (iii) any action arising pursuant to any provision of the Delaware General Corporation Law or our Charter or Bylaws, or (iv) any action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state or federal court located within the State of Delaware), in all cases subject to the court’s having jurisdiction over indispensable parties named as defendants. Our Bylaws also provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a course of action under the Securities Act. Nothing in our Bylaws precludes stockholders that assert claims under the Securities Exchange Act of 1934, as amended, from bringing such claims in state or federal court, subject to applicable law. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to these provisions. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.
Limitation of Liability and Indemnification of Officers and Directors
Our Charter contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the Delaware General Corporation Law. Consequently, our directors are not personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:
•any breach of their duty of loyalty to our company or our stockholders;
•any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or
•any transaction from which they derived an improper personal benefit.
Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission, or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, our Bylaws provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that they are or were one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our Bylaws provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that they are or were one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Our Bylaws also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.
Further, we have entered into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit, or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.
The limitation of liability and indemnification provisions that are included in our Charter and Bylaws and in indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions.
We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.
Certain of our non-employee directors may, through their relationships with their employers, be insured or indemnified against certain liabilities incurred in their capacity as members of our Board.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Transfer Agent and Registrar
The transfer agent and registrar for our Class A common stock and our Class B common stock is Computershare Trust Company, N.A. The transfer agent and registrar’s address is 150 Royall Street, Canton, Massachusetts 02021.

Listing
Our Class A common stock is listed on Nasdaq under the symbol “DASH."